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                          January 16, 2024

       William Ho
       President and Chief Executive Officer
       IN8bio, Inc.
       350 5th Avenue, Suite 5330
       New York, New York 10118

                                                        Re: IN8bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 12,
2024
                                                            File No. 333-276504

       Dear William Ho:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua A. Kaufman, Esq.